UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Summer Energy Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

865634 109
(CUSIP Number)

December 28, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

CUSIP No. 865634 109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neil M. Leibman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,804,155(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,804,155(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,804,155(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.9%
12	Type of Reporting Person (See Instructions) IN; PN **

**See Item 4
(1) Includes 46,479 shares held of record by Boxer Capital, Ltd., a Texas limited partnership.  Mr. Leibman is a general partner of Boxer Capital, Ltd. and has sole voting and dispositive power over such shares.  Also includes 1,757,576 shares held of record by MAA Holdings Limited, a Texas limited partnership.  Mr. Leibman is a general partner of MAA Holdings Limited and has sole voting and dispositive power over such shares.  Also includes 100 shares held of record by Mr. Leibman.  See also Item 4.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MAA Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,757,576
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,757,576
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,757,576
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.6%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 865634 109

Item 1(a).  Name of Issuer:

Summer Energy Holdings, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Office:

800 Bering Drive, Suite 260, Houston, Texas 77057

Item 2(a).  Names of Persons Filing:

This Schedule 13G/A is jointly filed by and on behalf of Neil M. Leibman (“Leibman”) and MAA Holdings Limited, a Texas limited partnership (“MAA” and together with Leibman, the “Reporting Persons”).  MAA is the record holder of 1,757,576 shares of the Issuer’s Common Stock.  Leibman is general partner of MAA and has sole voting and dispositive power over the shares held of record by MAA.  Leibman is also a general partner of Boxer Capital, Ltd., a Texas limited partnership (“Boxer”).  Boxer is the record holder of 46,479 shares of the Issuer’s Common Stock. Leibman may be deemed to beneficially own securities held of record by both MAA and Boxer.  Leibman is also the record holder of 100 shares of the Issuer’s Common Stock, as to which he has sole voting and dispositive power.  Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement other than the shares held of record by Mr. Leibman.  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13G is attached as Exhibit 99.1 hereto.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

800 Bering Drive, Suite 260, Houston, Texas 77057

Item 2(c).  Citizenship:

Leibman is a citizen of the United States of America.  MAA is a Texas limited partnership.

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)  CUSIP Number:

865634 109

Item 3.  If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is:

(a)   [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)   [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15U.S.C. 78c).

(c)   [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)   [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [_] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)   [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)   [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)   [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,804,155(1)

(b)	Percent of class:

13.9%

(c)	Number of shares as to which such person has

(i)   Sole power to vote or to direct the vote  1,804,155(1)

(ii)  Shared power to vote or to direct the vote  0

(iii)  Sole power to dispose or to direct the disposition of  1,804,155(1)

(iv)  Shared power to dispose or to direct the disposition of   0

(1) Boxer is the holder of record of 46,479 shares of Common Stock of the Issuer.  Leibman is a general partner of Boxer and has sole voting and dispositive power over such shares.  MAA is the holder of record of 1,757,576 shares of Common Stock of the Issuer. Leibman is a general partner of MAA and has sole voting and dispositive power over such shares.  Leibman is also the record holder of 100 shares of the Issuer’s Common Stock, as to which he has sole voting and dispositive power.  As to the shares held of record by MAA and Boxer, Leibman declares that neither the filing of this statement nor anything herein shall be construed as an admission that Leibman is, for the purposes of Sections 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any of the securities covered by this statement.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ]

Instruction:  Dissolution of a group requires a response to this item

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2013 Date
/s/ Neil Leibman
Signature
By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated December 12, 2012 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Schedule 13G filed on December 12, 2012 on behalf of Neil M. Leibman, which Power of Attorney is incorporated by reference.

 MAA Holdings Limited

By: /s/ Neil Leibman
Its: General Partner
By: Alexander N. Pearson, Attorney-in-Fact Pursuant to Power of Attorney dated January 7, 2013 previously filed with the Securities and Exchange Commission as Exhibit 24.1 to Form 3 filed on January 7, 2013 on behalf of MAA Holdings Limited, which Power of Attorney is incorporated by reference.

JOINT FILING AGREEMENT

In accordance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), the undersigned agree to the joint filing on behalf of each of them of any filings required pursuant to Section 13 or Section 16 of the Exchange Act with respect to the Common Stock of Summer Energy Holdings, Inc. and further agree that this agreement be included as an exhibit to such filings. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf of the date indicated:

January 7, 2013
Date

/s/ Neil M. Leibman
Neil M. Leibman

MAA HOLDINGS LIMITED

By: /s/ Neil M. Leibman
Name: Neil M. Leibman
Title:  General Partner